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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement of the Board of Directors of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

6 September 2011

As at the date of this announcement, the Directors include Si Xian Min  and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Stock short name: China South Air                                                                Stock Code: 600029                                           Notice No.: Lin 2011-017

Announcement of the Board of Directors of China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice：
●
The Board has approved the provision of guarantee for the loans applied by certain trainee pilots under the self-sponsored training arrangement in 2011 to cover their training and miscellaneous expenses.

●	The amount of guarantee provided by the Company this year shall not exceed RMB 83,850,000.
●
As at 31 August 2011, the cumulative amount of external guarantee provided by the Group is approximately RMB 234,390,280. Such guarantee was entirely provided for the loans applied by self-sponsored trainee pilots recruited by the Group in previous years to cover their training costs and miscellaneous expenses.

●	As at 31 August 2011, the amount of outstanding loan guaranteed by the Company which has been due for repayment was RMB 4,022,703.58, of which RMB 2,262,600.33 was repaid by the Company.

Pursuant to Article 176 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board has convened meeting on 6 September 2011 and reviewed and passed the following resolutions by means of written resolution:

Pursuant to the shareholders' authorization of the Annual General Meeting, and for the purpose of resolving the issue in relation to the loans to self-sponsored pilots to finance the pilot training project:

(1)	approving the Company to work with the Guangzhou Baiyun Sub-branch of Agricultural Bank of China in financing our trainee pilot training project;

(2)	approving the Company to work with the Guangzhou Liuhua Sub-branch of Industrial and Commercial Bank of China in financing our trainee pilot training project;

(3)
approving the Company to provide joint liability guarantee in favour of the banks who provided loans to  self-sponsored trainee pilots to cover their training and miscellaneous expenses, with an aggregate amount of not more than RMB83,850,000 in 2011.

All of the 9 Directors attended the session. The above resolutions have been reviewed and approved by the Directors unanimously in compliance with the form and procedures set out in the provisions of the Company Law and the Articles of Association of the Company.

1. Overview of the guarantee

Since 2007, the Company has begun to recruit trainee pilots under the self-sponsored training arrangement, and some of such trainee pilots applied for personal loans to cover their training fees. At the 2006 and 2007 Annual General Meetings of the Company, the Board was authorized to approve external guarantee for the cumulative amount of not more than RMB 100 million and RMB400 million, respectively in each fiscal year. Pursuant to the resolutions passed by the Board in 2007, 2008, 2009 and 2010, the Board had approved the Company to provide a joint liability guarantee for the loans applied by certain self-sponsored trainee pilots in 2007, 2008, 2009 and 2010, with an aggregate amount of RMB90,858,000, not exceeding RMB 213,600,000, not exceeding 184,750,000 and no exceeding RMB 179,269,600, respectively. The period of guarantee shall begin on the date when the relevant banks grant a loan to the self-sponsored pilots and ending two years after the date of maturing of the loan.

According to the current development plan as well as the introduction of aircraft plan of the Company, the Company will continue to receive certain trainee pilots under the self-sponsored training arrangement in 2011. Some of such pilots will apply for personal loans to cover their training cost, and the Company will provide guarantees for such loans to ensure smooth implementation of the pilot training arrangement of the Company.

The Board has approved the provision of a joint liability guarantee for the loans applied by trainee pilots under the 2011 self-sponsored trainee pilot training program, for an aggregate amount of not more than RMB83,850,000 at the extraordinary board meeting on 6 September 2011. The Company will enter into the relevant agreement with the pilots and the bank in relation to the guarantee arrangement.

2. Particulars of the Pilots

Trainee pilots recruited by the Company under a self-sponsored training arrangement and who have applied for personal loans therefor.

3. Particulars of the guarantee

The Company has prepared the relevant guarantee agreements with the relevant parties and shall enter into the same with the self-sponsored trainee pilots after the completion of the relevant procedures. The particulars of the agreement are as follows:

Guarantor: China Southern Airlines Company Limited
Guarantee: trainee pilots recruited by the Company under a self-sponsored training arrangement who have applied for personal loans therefor
Amount of Guarantee: not more than RMB 83,850,000
Term of Guarantee: beginning on the date when the first loan is extended to the Guarantee and ending on the date two years after the date of maturity of the loan
Type of Guarantee: warranty
Maximum term of loan: 15 years

4. Opinion from Board of Directors

The Board considers that the self-sponsored training arrangement will not only cut down the Company’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. The provision of guarantee for the personal loans obtained by the trainee pilots to cover their training costs and miscellaneous expenses can help facilitate the smooth implementation of the pilot training scheme of the Company, and thus ensuring the sufficient supply of human resources for the Company's future development as well as the smooth implementation of the future development strategy of the Company. These trainee pilots recruited by the Company under the self-sponsored training arrangement have already fulfilled the basic recruitment requirements for pilots of the Company. After the completion of the training, these trainee pilots can directly provide pilot service to the Company. The risk for the provision of the guarantee under the self-sponsored training arrangement is lower for the Company and such provision of guarantee will not have any material adverse financial effect on the Company.

5. Opinion from Independent Directors

Pursuant to the relevant rules and regulations and the articles of association of the Company. the independent directors of the Company have conducted serious review of the guarantee provided by the Company for the loans applied by the self-sponsored trainee pilots and expressed their independent opinions as follows:

1.
The Company has strictly complied with the relevant rules and regulation and the articles of association of the Company; controlled the risk of the provision of external guarantee, avoided any illegal provision of guarantee, and protected the asset safety of the Company.

2.
The provision of guarantee for the loans applied by the trainee pilot for training is in compliance with the relevant rules and regulations and the articles of association of the Company. The same has been approved by more than two-thirds of the Board and is also within the authorisation granted by the shareholders in the shareholders' meeting. The Company has attended to all the relevant procedures and protected the interests of the entire shareholders, in particular, small to medium shareholders of the Company.

3.
The provision of guarantee for the loans applied by the trainee pilot for training is beneficial to the smooth implementation of the pilot training scheme of the Company, and help cut down the Company’s training expenses substantially and ensure the sufficient supply of human resources for the Company's future development as well as the smooth implementation of the future development strategy of the Company, thus, the provision of such guarantee is in the interest of the Company and the shareholders as a whole.

6. Cumulative amounts of the external guarantee and the expired loans covered by the guarantee of the Company

As at the date of this announcement, the cumulative amount of external guarantee provided by the Company is approximately RMB 234,390,280.  Such guarantee was entirely provided for the loans of the self-sponsored trainee pilots who applied for personal loans to cover their training costs and miscellaneous expenses in previous years. Amidst the trainee pilots' training period, some trainee pilots had quitted the training programme either because they were unable to complete the training course or of other reasons. As some of these trainee pilots were unable to repay the principal and interests of the outstanding loan, the Company has already performed the payment obligation under the joint liability guarantee on behalf of these trainee pilots. As at 31 August 2011, the amount of outstanding loan guaranteed by the Company which has been due for repayment was RMB 4,022,703.58, of which RMB 2,262,600.33 was repaid by the Company.

7. Documents available for inspection

1.	Board Resolution of China Southern Airlines Company Limited (No: 20110810);
2.	Opinion from Independent Directors regarding the guarantee provided for loans applied by self-sponsored trainee pilots.

Board of Directors of
China Southern Airlines Company Limited
6 September 2011